 Perk International, Inc.

 5401 Elington Ave, West Suite 205

Toronto, Ontario, Canada

June 12, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re:	Perk International, Inc.
Amendment No. 2 to Form 8-K
Filed April 30, 2015
Form 10-Q for the Period Ended February 28, 2015
Filed April 20, 2015
File No. 333-189540

Dear Larry Spirgel:

I write on behalf of Perk International, Inc., (the “Company”) in response to Staff’s letter of May 8, 2015, by Larry Sprigel, Assistant Director, of the United States Securities and Exchange Commission regarding the above-referenced Amendment No. 2 to Form 8-K, filed on April 30, 2015 (the “Comment Letter”).

The Company requests an extension of time to respond to the Comment letter. The Company is currently in the process of preparing the responses to the Comment Letter but needs more time. The Company therefore requests an extension of time through June 21, 2015 to respond to the Comment Letter and file its amended 8-K.

Sincerely,

/s/ Robert J. Oswald
Robert J. Oswald